Exhibit 99.4

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Yamana Gold Inc. (the "Company") to be filed with the US Securities and Exchange Commission, of our report dated March 7, 2005 relating to the financial statements of the Company, which appear in such Annual Report.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
Canada
March 7, 2005